July 22, 2009

Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	X-Rite, Inc.

Comment Letter from the Commission dated June 30, 2009 concerning:

Form 10-K for the fiscal year ended January 3, 2009

Filed March 19, 2009

File No. 000-14800

Dear Mr. Vaughn:

We are in-receipt of the above-captioned comment letter. We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments (in italics) and our responses to each of the comments.

Form 10-K for Fiscal Year Ended January 3, 2009

Item 1. Business, page 1

Significant Customers, page 5

1.	In future filings, please disclose the name of the customer that accounts for more than 10% of your sales. Refer to Item 101(c)(viii) of Regulation S-K.

We will include the name of any customer to whom sales exceed 10% of our consolidated revenues in future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 19

2.	We note that you have two operating segments and that you discuss the revenues for each of the operating segments. However, based on your disclosures in Note 2 to the financial statements, we also note that your management evaluates the performance of the operating segments using various financial measures, including revenues and operating income. In order to provide investors with greater insight into your operations of each of you segments, please revise your discussion of your results of operations in future filings to discuss the operating income for each of your reportable segments.

We will discuss operating income for each of our reportable segments in future filings.

Item 8. Financial Statements and Supplementary Data, page 38

Note 1 – The Company and Summary of Significant Accounting Policies, page 47

Revenue Recognition, page 50

3.	We note your disclosures on page 17 that you generate revenues “through a direct sales force as well as select distributors.” In future filings please expand your revenue recognition policy to specifically address transactions with distributors including disclosure of any significant payment terms, return rights, exchange provisions, price protection, discounts, sales incentives and any other significant matters. Refer to SAB 104 and SFAS 48 as appropriate.

We will include the requested disclosures in future filings.

Note 2 – Business Segments, page 54

4.	We note your disclosures of long-lived assets by geographic location, which includes goodwill and intangible assets. Please revise this disclosure in future filings to present only tangible assets.

We will include only tangible assets in our disclosure of long-lived assets by geographic location in future filings.

Note3 – Acquisitions, page 55

5.	We note that the excess of the purchase price over the net assets acquired resulted in the recognition of goodwill of approximately $90.6 million for the Pantone acquisition and $196.6 million for the Amazys Holding acquisition. Please revise future filings to discuss the factors that contributed to a purchase price for these acquisitions that resulted in recognition of a significant amount of goodwill.

As part of the acquisition process the Company engaged an outside third party investment banking firm to advise the Company with respect to the transactions, including negotiation of the purchase price. In arriving at the purchase price for both companies, the Company considered a multiple of factors, including:

•	Both companies had a history of year-over-year growth of approximately 7%

•	Both companies generated positive cash flows

•	Both companies operated in a high gross margin industry, and

•	Both companies were highly accretive given their alignment with X-Rite and potential for cost synergies due to their natural relationship with the X-Rite

Given the positive cash flow operations of each company acquired, along with their lean balance sheets and synergistic relationships with X-Rite, the purchase price of each Company resulted in the aforementioned ‘significant’ goodwill. Please note the goodwill calculations were performed by an outside third party appraisal firm, independent from each transaction.

We will include in future filings additional disclosures regarding the factors that contributed to the recognition of significant goodwill.

Note 6 – Goodwill and Other Intangible Assets, page 62

6.	Please revise this note in future filings to disclose in greater detail how you evaluate your goodwill for impairment. In this regard, please address the following in the Critical Accounting Policies section of the MD&A in future filings:

•	Disclose the number of reporting units you have identified in accordance with SFAS 142.

•

Provide a qualitative and quantitative description of the material assumptions used in your valuation methodologies and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•	To the extent the valuation assumptions and methodologies used for valuing goodwill have changed since prior periods, disclose the reasons for the changes and the impact of the changes.

We will include the additional disclosures in future filings.

7.	We note your disclosure that you performed your goodwill impairment testing in your fourth fiscal quarter and that you determined that there was an impairment of $58.1 million of your goodwill as of the fourth quarter of fiscal 2008. Please tell us and revise future filings to disclose additional information regarding your goodwill impairment evaluation. Specifically, please address the following:

Please note that the total impairment charge of approximately $58.1 million is not solely goodwill impairment. Approximately $51.8 million is goodwill impairment and approximately $6.3 million is indefinite-lived intangible asset impairment.

•

We note the goodwill impairment related solely to your Color Standards segment. Discuss the results of your goodwill impairment for your other reporting units, including those within the Color Measurement segment.

Goodwill impairment testing procedures for both reporting units (Color Measurement and Color Standard) were performed by an outside, third-party appraisal firm. The Color Measurement and Color Standard segments each contain only one reporting unit. As noted, only the Color Standard reporting unit had indicated impairment. The results of the FAS 142 step 1 test for the Color Measurement reporting unit indicated that the present value of net cash flows were sufficient to cover the carrying value of goodwill and indefinite lived intangible assets, and accordingly, the Company did not need to proceed to a step 2 test and allocation of fair value.

•

Discuss whether any other reporting units failed Step 1 of the goodwill impairment test and, if so, discuss the results of Step 2 of the goodwill impairment test for those reporting units. In this regard, discuss any previously unrecognized intangible assets that you considered in your evaluation.

Of the two reporting units (Color Measurement and Color Standard), only the Color Standard reporting unit failed Step 1 of the goodwill impairment test as required by FAS 142. Accordingly, procedures performed under Step 2 of the FAS 142 impairment test were not performed for the Color Measurement reporting unit.

With regards to the Color Standard reporting unit, although we considered the potential existence of previously unrecognized intangible assets when performing the Step 2 analysis described above, none were identified for inclusion in the analysis. The reporting unit was only acquired approximately 1 year prior to the testing date, and the determination was made that the same intangible assets initially recognized as a part of SFAS 141 procedures were still the only material intangible assets present at the reporting unit at the testing date.

•

We note that the book value of your equity as of January 3, 2009 was significantly lower than your market capitalization on that date. Please provide us with management’s assessment of the reasons for this difference. If available, provide a reconciliation of your markets value to the net book value of your equity. Discuss the basis for any significant items in the reconciliation (i.e., control premium).

A reconciliation between book value and market capitalization is not available, however we did perform a reconciliation between market capitalization and the indicated fair value of the reporting units.

Our market capitalization as of the testing date (11/22/2008) was approximately $212,625,000. The combined fair value of the equity of the two reporting units calculated as a part of our impairment testing procedures was $225,863,000. Accordingly, the indicated premium over the market capitalization was 6.23%.

Combined Reporting Units Fair Value of Equity	225,863

X-Rite Market Capitalization - 11/22/2008	212,625

Implied Premium	6.23%

A combined fair value near or slightly greater than the market capitalization would be expected considering that the market capitalization of X-Rite represents value on a minority interest basis and the values of the reporting units were calculated on a controlling interest basis. The premium over the market value of X-Rite represents the additional value that marketplace participants would likely be willing to pay to obtain a controlling interest in the reporting units. The implied premium of 6.23% appears reasonable based on the experience and market research performed by the third party appraisal firm.

Additionally, there was a private placement of approximately 46.9 million shares of X-Rite common equity in October of 2008, which provides further support for the reasonableness of the fair value conclusion. The shares issued as part of the private placement, which in aggregate are in excess of 60% of the total number of outstanding shares of X-Rite, were sold at a weighted average of approximately $3.30 per share. Accordingly, the total implied equity value for a 100% equity interest in X-Rite, based on this transaction, was approximately $252,835,000, as of October 28, 2008 (the date the private placement closed).

Comparing the change in X-Rite’s share price between October 28, 2008 and November 22, 2008 with the change in the implied fair value of a 100% equity interest in X-Rite over the same period further supports our conclusion.

	10/28/2008	11/22/2008	% Change
X-Rite Share Price	$3.14	$2.75	(12.4)%

Implied Fair Value of 100% of Equity	$252,835	$225,863	(10.7)%

Additionally, the private placement transaction indicated a premium over the share price of approximately 5.24%, based on the trading price on October 28, 2008, compared to the implied premium of 6.23% in our impairment test.

8.	With respect to your other intangible assets, please tell us if you determined that impairment testing was required and your basis for that conclusion. Discuss the methodologies used in testing your other intangible assets for impairment and the results of any impairment testing performed.

X-Rite has numerous intangible assets allocated across both reporting units. One of those assets (the ‘Pantone’ trade name) is indefinite-lived. That asset was tested for impairment pursuant to SFAS No. 142, and an impairment loss of approximately $6.3 million was recognized. This test was performed by an outside, third-party appraisal firm, with the primary method utilized being the relief-from-royalty method (a form of the income approach).

The premise of the relief from royalty method is that the owner of the company planning to use the intellectual property, if the use of the intellectual property was not secured, would be compelled to pay the rightful owner of the intellectual property for the right of use. Since the inclusion of the legal right to use the trade name relieves ownership from such payments (royalties), the financial condition of the company is enhanced.

In order to measure the payments avoided, an appropriate revenue stream and royalty rate (expressed as a percentage of revenue) were selected. The ‘Pantone’ trade name supports all of the operations of the Color Standard reporting unit. Although other products and services may be offered under different trade names, the market recognizes these products as coming from the Pantone parent company. Accordingly, the overall projected revenue for the Color Standard (Pantone) reporting unit as a whole was utilized as the appropriate revenue stream for this calculation.

In order to determine an applicable royalty rate (as a percentage of revenue) to apply to the ‘Pantone’ trade name revenue base, several sources were considered, including:

•	Publicly disclosed, arm’s length intellectual property licensing agreements.

•	Licensing agreements between X-Rite and various third-parties, covering the use of the ‘Pantone’ trade name.

•	Discussions between X-Rite management and the outside appraisal firm regarding the strength of the ‘Pantone’ trade name in the marketplace.

•	A review of previous valuation work performed regarding the ‘Pantone’ trade name

A royalty rate of 4.0% of revenue was selected (the same royalty rate used in the SFAS 141 work performed pursuant to the Pantone acquisition). From that point, a calculation of the present value of the after-tax royalty savings was made (along with the present value of the tax savings from amortization), resulting in the fair value conclusion.

Additionally, we did determine that it was appropriate, given current market conditions, to test the long-lived (amortizing) intangible assets for impairment under SFAS No. 144. Several indicators of potential impairment existed, including the decline in X-Rite’s share price throughout the course of 2008:

	1/1/2008	1/31/2008	2/29/2008	3/31/2008	4/30/2008	5/31/2008
X-Rite Share Price	$11.62	$9.77	$8.19	$5.97	$2.52	$1.76

	6/30/2008	7/31/2008	8/31/2008	9/30/2008	10/31/2008	11/22/2008
X-Rite Share Price	$2.56	$3.47	$4.02	$3.52	$3.22	$2.75

The long-lived intangible assets were grouped at the reporting unit level (along with other appropriate assets and liabilities) for testing purposes, as it was determined that this was the lowest level of identifiable cash flows without interdependence of assets/liabilities.

The recoverability test for each reporting unit was performed as follows:

•	The carrying values of the asset groups (including goodwill, excluding debt) were calculated:

•	Color Measurement - $354,356,000

•	Color Standard - $168,095,000

•	The ‘primary asset,’ along with its remaining useful life, for each reporting unit was identified

•	Color Measurement – Technology (~7-8 year R.U.L.)

•	Color Standard – Customer Relationships (~13-14 year R.U.L.)

•	The relevant cash flows were developed for each reporting unit. Consideration was given to items such as:

•	The portion of projected revenue attributable to existing products and customers

•	The expense structure of the reporting unit were it to operate only with existing products and customers

•	Capital spending and working capital requirements

•	The recovery of working capital expected to be on hand at the end of the testing period

Both reporting units passed the undiscounted cash flow recoverability test, and no impairment was recognized. These procedures were performed by an outside, third-party appraisal firm.

Color Measurement Asset Group
Undiscounted Cash Flows	$399,990
Plus: Recovery of Working Capital	33,940

Sum of Undiscounted Cash Flows	$433,930

Carrying Value of Asset Group	$354,356

Difference	$79,574

Pass / Fail	Pass

Color Standard Asset Group
Undiscounted Cash Flows	$163,808
Plus: Recovery of Working Capital	13,707

Sum of Undiscounted Cash Flows	$177,515

Carrying Value of Asset Group	$168,095

Difference	$9,420

Pass / Fail	Pass

9.	We note from pages 14 and 15 in your Part III information incorporated by reference from your Definitive Proxy Statement that you do not disclose the minimum, target, and maximum award thresholds under the short-term cash incentive awards plan. In future filings, please disclose the levels of adjusted EBITDA, revenue, and any other performance criteria that you must achieve for your named executive officers to earn their awards. To the extent that you believe that disclosure of targets is not required because it would result in competitive harm such that you may exclude this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response a detailed explanation for such conclusion.

We have traditionally structured our short-term cash incentive plan based on achievement of specified revenue and/or EBITDA targets. To the extent we continue to do so in the future, we will disclose in future filings the levels of revenue and/or EBITDA to achieve minimum, target, and maximum award thresholds under the short-term cash incentive plan. If we modify the structure of our short-term cash incentive plan, we will disclose the relevant performance targets in future filings to the extent material, provided that the disclosure of such targets would not result in competitive harm.

10.	In future filings please provide in your Grants of Plan-Based Awards Table the threshold, target, and maximum payouts that your executives may earn under your annual cash incentive awards plan.

We will include the additional disclosures in the Grants of Plan-Based Awards Table in future filings.

11.	In future filings please include the title of the signatory following the signature block in your certifications filed as exhibits 31.

We will include the relevant titles of our certifying officers in the certifications that we file as Exhibits 31 in future filings.

In connection with responding to your comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclose in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	The Company may not assert staff comments as a defense in any processing initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our responses, please do not hesitate to contact me at (616) 803-2143.

Sincerely,

/s/ Bradley J. Freiburger
Bradley J. Freiburger
Interim Chief Financial Officer